SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2003.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

Table of Documents Filed
SIGNATURES
THE CONSOLIDATED FINANCIAL INFORMATION

Table of Documents Filed

Page

1.	English translation of semi-annual financial report (hanki houkokusho) of ORIX Corporation filed with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan on December 5, 2003. (Note this document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003. This translation is unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 16, 2003	By	/s/ Masaru Hattori Masaru Hattori Corporate Senior Vice President Head of the Accounting Department ORIX Corporation

THE CONSOLIDATED FINANCIAL INFORMATION

1.	On December 5, 2003, ORIX Corporation (“the Company”) filed its semi-annual financial report (hanki houkokusho) with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003. This translation is unaudited.

2.	Significant differences between U.S. GAAP and generally accepted accounting principle in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

1.	Information on the Company and its subsidiaries

(1)	Consolidated Financial Highlights

	Millions of yen

	The six months	The six months	The fiscal year
	ended	ended	ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Total Revenues	334,728	345,871	683,645
Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	37,996	58,256	46,288
Net Income	22,763	31,419	30,243
Shareholders’ Equity	499,726	541,078	505,458
Total Assets	6,050,290	5,684,598	5,931,067
Shareholders’ Equity Per Share (yen)	5,973.44	6,465.22	6,039.43
Basic Earnings Per Share (yen)	272.12	375.42	361.44
Diluted Earnings Per Share (yen)	256.34	353.65	340.95
Shareholders’ Equity Ratio (%)	8.26	9.52	8.52
Cash Flows from Operating Activities	83,282	71,813	210,150
Cash Flows from Investing Activities	119,027	117,408	182,950
Cash Flows from Financing Activities	(345,174)	(225,059)	(542,040)
Cash and Cash Equivalents at End of Period	210,875	168,347	204,677
Number of Employees	11,859	11,723	11,833

Note: Consumption tax is excluded from the stated amount of total revenues.

(2)	Overview of Activities

     For the six months ended September 30, 2003, no significant changes were made in the Company and its subsidiaries’ operations. There were no changes in the activities of principal related companies.

(3)	Change of Principal Related Companies

Change of principal related companies for the six months ended September 30, 2003 is as follows:

Additions:

There were no additions during the six months ended September 30, 2003.

Deletions:

There were no deletions during the six months ended September 30, 2003.

(4)	Number of Employees

     The following table shows the total number of employees in the Company and its subsidiaries by segment as of September 30, 2003:

Segment name	Number of employees

Corporate finance	3,307
Equipment operating leases	1,279
Real estate-related finance	887
Real estate	1,000
Life insurance	480
Other	1,148

Operations in Japan subtotal	8,101

The Americas	781
Asia and Oceania	1,747
Europe	136

Overseas operations subtotal	2,664

Other administration sections	958

Total	11,723

2.	Financial Results

(1)	Six Months Ended September 30, 2003

Economic Environment

The pace of recovery of the U.S. economy was boosted thanks to an increase in consumer spending, however, there were still concerns about employment. Asia experienced a general slowdown in certain economies due to the lower level of exports to the United States and sluggish consumer spending in some of the more developed countries of the region. The Japanese economy continued to suffer from deflation with still no clear signs of recovery in consumer spending, however, the rise in stock prices and improvement in corporate earnings has resulted in less pessimism about the future.

Financial Highlights
Income Before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	58,256 million yen (up 53% year on year)
Net Income	31,419 million yen (up 38% year on year)
Earnings Per Share (Basic)	375.42 yen (up 38% year on year)
Earnings Per Share (Diluted)	353.65 yen (up 38% year on year)
Shareholders’ Equity Per Share	6,465.22 yen (up 7% from March 31, 2003)
ROE (annualized)	12.0% (September 30, 2002: 9.1%)
ROA (annualized)	1.08% (September 30, 2002: 0.73%)

Revenues: 345,871 million yen (up 3% year on year)

As we continued to focus on the profitability of each transaction, we carefully selected new leasing and loan transactions. As a result of a lower balance of assets and fewer gains from securitization, revenues from “direct financing leases” and “interest on loans and investment securities” were down compared to the same period of the previous fiscal year. However, revenues from “operating leases” increased compared to the same period of the previous fiscal year due primarily to the improvement of the precision measuring equipment rental business and gains from the sale of some office buildings. “Residential condominium sales” performed strongly due primarily to the increase in the number of condominiums sold to buyers during the period. While brokerage commissions increased due primarily to the strong performance of the Japanese stock market, net gains on investment securities declined compared to the same period of the previous fiscal year resulting in an overall year-on-year decline in “brokerage commissions and net gains on investment securities.” Total revenues were up 3% year on year to 345,871 million yen.

Expenses: 299,142 million yen (unchanged)

“Interest expense” was down 13% year on year due mainly to lower asset levels and the resulting lower level of debt overseas. “Costs of residential condominium sales” increased in line with the growth in revenues from “residential condominium sales” and “selling, general and administrative expenses” increased mainly due to the increase in the number of consolidated companies, while “write-downs of long-lived assets” and “write-downs of securities” were lower compared to the same period of the previous fiscal year. As a result, expenses were flat year on year at 299,142 million yen.

Net Income: 31,419 million yen (up 38% year on year)

“Operating income” grew 35% year on year to 46,729 million yen. “Equity in net income of affiliates” increased 255% to 11,923 million yen due mainly to the recognition of deferred tax assets at Korea Life Insurance Co., Ltd. (refer to “(3) Additional Information”). As a result, “Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes” increased 53% year on year to 58,256 million yen and “net income” rose 38% year on year to 31,419 million yen.

Operating Assets: 4,937,086 million yen (down 4% from March 31, 2003)

“Operating assets” were down 4% to 4,937,086 million yen compared with March 31, 2003 as a result of a careful selection of new assets, the sale of certain assets and the appreciation of the yen against the U.S. dollar.

Segment Information (“Profits” refer to income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes)

Operations in Japan

Corporate Finance: While the automobile leasing operations continued to perform relatively strongly, the cautious selection of new assets and the resulting lower level of segment assets compared with the first half of the previous fiscal year in operations other than automobile leasing led to a decrease in segment profits to 21,919 million yen from the 24,500 million yen recorded in the same period of the previous fiscal year.

Equipment Operating Leases: The improvement of the precision measuring equipment rental business contributed to an increase in segment profits to 3,456 million yen compared to 2,979 million yen in the first half of the previous fiscal year.

Real Estate-Related Finance: Segment assets decreased year on year as a portion of the housing loan portfolio was sold off. Although gains from the housing loans operation and the increase in revenues from the loan servicing operations contributed to earnings, segment profits were 9,119 million yen for the first half of this fiscal year compared to 9,910 million yen for the same period of the previous fiscal year. The figures for the last fiscal year included a gain of 3,174 million yen from the sale of shares of a J-REIT to the public in June 2002.

Real Estate: The condominium development business made a strong contribution to segment profits due primarily to an increase in the number of condominiums sold to buyers. In addition, gains from the sale of some office buildings and other real estate, and revenues from building maintenance operation contributed to segment profits of 6,329 million yen in the first half of this fiscal year, up from a loss of 8,807 million yen that resulted primarily from “write-downs of long-lived assets” of 14,665 million yen in the same period of the previous fiscal year.

Life Insurance: Revenues were lower as a result of the continued shift to insurance-only life insurance products. Segment profits for the first half of this fiscal year were 2,507 million yen compared to 2,976 million yen in the same period of the previous fiscal year, due to lower life insurance related investment income.

Other: Although the consumer card loan operations continued to perform well, fewer gains were realized at our venture capital and other operations, and segment profits were 2,828 million yen in the first half of this fiscal year down from 6,926 million yen in the same period of the previous fiscal year.

Overseas Operations

The Americas: Segment profits improved to 3,912 million yen in the first half of this fiscal year compared to a loss of 1,027 million yen in the same period of the previous fiscal year due largely to lower provisions and fewer write-downs of securities.

Asia and Oceania: Strong performance of the corporate lending and automobile leasing operations of each company in the region and the earnings contribution from Korea Life Insurance Co., Ltd. (refer to “(3) Additional Information”), an equity method affiliate, resulted in a large increase in segment profits to 13,939 million yen in the first half of this fiscal year compared to 4,314 million yen in the same period of the previous fiscal year.

Europe: Segment profits experienced a loss of 1,899 million yen, compared to a loss of 610 million yen in the same period of the previous fiscal year due to the decrease in segment assets and the recording of losses on certain equity method investments.

(2)	Summary of Cash Flows

     “Cash and cash equivalents” decreased by 18%, or 36,330 million yen, to 168,347 million yen compared to March 31, 2003.

     “Cash flows from operating activities,” which included a decrease stemming from “equity in net income of and gain on sales of affiliates” of 11,527 million yen, were 71,813 million yen in the first half of this fiscal year, down from 83,282 million yen in the first half of the previous fiscal year, which included an increase associated with the recording of 14,665 million yen of “write-downs of long-lived assets.”

     “Cash flows from investing activities” were 119,027 million yen in the first half of the previous fiscal year and 117,408 million yen in the first half of this fiscal year, due to inflows associated with “proceeds from sales of available-for-sale securities” and “proceeds from sales of other securities.”

     345,174 million yen was used in “cash flows from financing activities” in the first half of the previous fiscal year, while 225,059 million yen was used in the first half of this fiscal year due to the decrease of commercial paper and repayment of debt.

(3)	Additional Information

     “Equity in net income of affiliates” for the period ended September 30, 2003 included 9,911 million yen from Korea Life Insurance Co., Ltd. (“KLI”). This amount included ORIX’s proportionate interest in the ordinary operating results of KLI and our proportionate interest in the recognition of deferred tax assets of 5,380 million yen attributable to a change in tax rules in Korea.

     The change in Korean tax rules in May 2003 will enable KLI to apply certain historical losses to reduce future taxable income. As a result of this change, KLI recorded a tax benefit in earnings and a corresponding deferred tax asset in the first quarter of its current fiscal year ending March 31, 2004. ORIX recorded a proportionate interest in income reported by KLI in the second quarter of our fiscal year ending March 31, 2004 in accordance with the Company’s policy of recording its equity in the income of KLI on a one-quarter lag basis.

     ORIX has plans to sell a portion of its interest in KLI in the near future. However, no definitive agreements of sale have been arranged at the time of this announcement. The corresponding increase in the carrying value of ORIX’s ownership interest as a result of the recording of the above recognition of deferred tax assets in KLI is not necessarily reflective of an increase in the fair value of our equity interest in the event of a sale to a third party. We believe that there is a possibility that we will be unable to sell our portion of KLI at or above the carrying value of our investment at the time of sale. In such an event, we will record a loss on the sale in the period in which a definitive agreement of sale is arranged.

(Note) Consumption tax is excluded from the stated amount for revenues as described above.

3.	Operating Results

(1)	Earnings Summary

     Total revenues and profit (loss) by segment for the six months ended September 30, 2003 are as follows:

	Millions of yen

	Total	Year-on-Year	Segment profit	Year-on-Year
	revenues	Change	(loss)	Change

Operations in Japan:
Corporate finance	64,262	99.6%	21,919	89.5%
Equipment operating leases	34,697	105.2	3,456	116.0
Real estate-related finance	23,948	93.2	9,119	92.0
Real estate	67,160	148.2	6,329	—
Life insurance	64,563	89.9	2,507	84.2
Other	32,629	120.1	2,828	40.8

Subtotal	287,259	107.4	46,158	119.9

Overseas Operations:
The Americas	23,229	85.2	3,912	—
Asia and Oceania	26,671	96.7	13,939	323.1
Europe	5,327	91.3	(1,899)	311.3

Subtotal	55,227	91.0	15,952	595.9

Difference between Segment Total and Consolidated Amounts	3,385	51.9	(3,854)	121.8

Consolidated Amounts	345,871	103.3%	58,256	153.3%

(2)	New Business Volumes

     New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the six months ended September 30, 2003 are as follows:

		Year-on-Year
	Millions of yen	Change

Direct Financing Leases:
New receivables added	398,545	70.7%
New equipment acquisitions	354,928	69.9
Installment Loans:
New loans added	529,423	78.4
Operating Leases:
New equipment acquisitions	74,532	121.1

Investment in Securities:
New securities added	69,477	73.0
Other Operating Assets:
New assets added	77,018	152.3

(3)	Operating Assets

     Operating assets by segment at September 30, 2003 are as follows:

			Year-on-Year
	Millions of yen	Composition ratio	Change

Operations in Japan:
Corporate finance	1,845,251	37.4%	93.1%
Equipment operating leases	140,987	2.9	98.6
Real estate-related finance	879,964	17.8	96.9
Real estate	275,967	5.6	95.2
Life insurance	570,013	11.5	99.8
Other	406,076	8.2	109.1

Subtotal	4,118,258	83.4	96.5

Overseas Operations:
The Americas	541,036	11.0	75.8
Asia and Oceania	434,584	8.8	100.6
Europe	64,524	1.3	75.0

Subtotal	1,040,144	21.1	84.5

Difference between Segment Total and Consolidated Amounts	(221,316)	(4.5)	114.0

Consolidated Amounts	4,937,086	100.0%	93.1%

4.	Overview of Facilities

(1)	Facilities for Rent

(a)	New equipment acquisitions

     In association with operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were (Y)74,532 million for the six months ended September 30, 2003.

(b)	Details of Facilities for Rent

     Details of facilities for rent at September 30, 2003 are as follows:

	Millions of yen	Composition ratio

Transportation equipment	273,790	39.1%
Measuring equipment and personal computers	149,311	21.3
Real estate and other	277,455	39.6

Subtotal	700,556	100.0%
Accumulated depreciation	(228,885)	—

Net	471,671	—

(Note) “Investment in Operating Leases” in the consolidated balance sheets includes rental receivables of (Y)15,942 million at September 30, 2003.

(c)	Plans for acquisition and disposal of facilities

     For the six months ended September 30, 2003, there were not any significant changes in acquisition and disposal of facilities.

(2)	Office Facilities and facilities for operation other than for rent

(a)	Overview of Facilities Not for Rent

The Company and its subsidiaries own the following facilities.

Head-office building
Facilities for welfare and rationalizing clerical work
Golf courses
Training facility

(b)	Status of main facilities not for rent

     For the six months ended September 30, 2003, there was no significant change of major facilities.

(c)	Status for acquisition and disposal of facilities not for rent

     There were no significant plans for acquisition or disposal of facilities not for rent.

5.	Company Stock Information

(1)	Information of Outstanding Shares, Common Stock and Additional Paid -in Capital

     The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the six months ended September 30, 2003 is as follows:

In thousands		Millions of yen

Number of				Additional
outstanding shares		Common stock		paid-in capital

	September 30,		September 30,		September 30,
Increase, net	2003	Increase, net	2003	Increase, net	2003

—	84,365	—	52,067	—	68,914

Note: Additional-paid in capital represented as shown above is based on Japanese GAAP.

(2)	List of Major Shareholders

The following is a list of major shareholders as of September 30, 2003:

Name	Number of	Percentage of
	shares held	total shares
Address	(in thousands)	issued

Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	13,654	16.19%
The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	7,422	8.80
State Street Bank and Trust Company P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A	4,904	5.81
The Chase Manhattan Bank, N.A. London WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND	4,135	4.90
Mellon Bank Treaty Clients Omnibus One Boston Place Boston, MA 02108	3,205	3.80
The Chase Manhattan Bank, N.A. London SL Omnibus Account WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND	2,693	3.19
UFJ Trust Bank Limited (Trust Account A) 1-4-3, Marunouchi, Chiyoda-ku, Tokyo	1,837	2.18
The Chase Manhattan Bank 385036 360 N, Crescent Drive Beverly Hills, CA 90210 U.S.A	1,565	1.86
Nippon Life Insurance Company 1-2-2, Yuraku-cho, Chiyoda-ku, Tokyo	1,437	1.70
Nichimen Corporation 4-1-23, Shiba, Minato-ku, Tokyo	1,200	1.42

Total	42,057	49.85%

Notes:

(a)	The number of shares held in relation to Trust business is presented based on the name on the list of shareholders.

(b)	Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, Capital International, Inc. and Capital International S.A jointly filed an amended report under Japanese regulation on January 22, 2003 that shows their holding shares of the Company as of January 9, 2003. The following information is not included in the list of major shareholders as of September 30, 2003 because it could not be confirmed substantially from the list of shareholders as of September 30, 2003.

		Percentage
	Number of	of total
	shares held	shares in
Name	(in thousands)	issued

Capital Research and Management Company	1,042	1.24%
Capital Guardian Trust Company	6,648	7.88
Capital International Limited	1,192	1.41
Capital International, Inc.	1,993	2.36
Capital International S.A.	120	0.14

Total	10,998	13.04%

(c)	Mitsui Asset Trust and Banking Company, Limited filed a report under Japanese regulation on June 13, 2003 that shows their share holdings of the Company as of May 31, 2003. The following information is not included in the list of major shareholders as of September 30, 2003 because it could not be confirmed substantially from the list of shareholders as of September 30, 2003.

Percentage
	Number of	of total
	shares held	shares in
Name	(in thousands)	issued

Mitsui Asset Trust and Banking Company, Limited	4,878	5.78%

(d)	The Sumitomo Trust & Banking Co., Ltd. filed an amended report under Japanese regulation on August 15, 2003 that shows their share holdings of the Company as of July 31, 2003. The following information is not included in the list of major shareholders as of September 30, 2003 because it could not be confirmed substantially from the list of shareholders as of September 30, 2003.

Percentage
	Number of	of total
	shares held	shares in
Name	(in thousands)	issued

The Sumitomo Trust & Banking Co., Ltd.	4,600	5.45%

6.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2002		September 30, 2003		March 31, 2003

	Millions of	Composition	Millions of	Composition	Millions of	Composition
Assets	yen	ratio	yen	ratio	yen	ratio

Cash and Cash Equivalents	210,875	3.5%	168,347	3.0%	204,677	3.5%
Restricted Cash	20,936	0.3	27,698	0.5	18,671	0.3
Time Deposits	1,229	0.0	534	0.0	1,184	0.0
Investment in Direct Financing Leases	1,669,623	27.6	1,542,172	27.1	1,572,308	26.5
Installment Loans	2,326,189	38.4	2,224,486	39.1	2,288,039	38.6
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(136,961)	(2.3)	(130,015)	(2.3)	(133,146)	(2.2)
Investment in Operating Leases	460,103	7.6	487,613	8.6	529,044	8.9
Investment in Securities	717,500	11.9	589,918	10.4	677,435	11.4
Other Operating Assets	129,311	2.1	92,897	1.6	101,481	1.7
Investment in Affiliates	102,271	1.7	158,122	2.8	144,974	2.4
Other Receivables	132,047	2.2	140,399	2.5	146,650	2.5
Advances	175,917	2.9	122,907	2.1	119,645	2.0
Prepaid Expenses	42,157	0.7	44,318	0.8	41,494	0.7
Office Facilities	76,879	1.3	74,440	1.3	77,043	1.3
Other Assets	122,214	2.1	140,762	2.5	141,568	2.4

Total	6,050,290	100.0%	5,684,598	100.0%	5,931,067	100.0%

(1) Condensed Consolidated Balance Sheets (Unaudited) (Continued)

	September 30, 2002		September 30, 2003		March 31, 2003

	Millions of	Composition	Millions of	Composition	Millions of	Composition
Liabilities and Shareholders' Equity	yen	ratio	yen	ratio	yen	ratio

Short-Term Debt	1,397,228	23.1%	967,182	17.0%	1,120,434	18.9%
Deposits	266,446	4.4	282,116	4.9	262,467	4.4
Trade Notes, Accounts Payable and Other Liabilities	219,601	3.6	242,227	4.3	252,453	4.2
Accrued Expenses	88,785	1.5	78,995	1.4	82,012	1.4
Policy Liabilities	601,815	10.0	607,591	10.7	608,553	10.3
Current and Deferred Income Taxes	145,791	2.4	165,374	2.9	163,711	2.8
Deposits from Lessees	69,241	1.1	72,312	1.3	79,366	1.3
Long-Term Debt	2,761,657	45.6	2,727,723	48.0	2,856,613	48.2

Total Liabilities	5,550,564	91.7	5,143,520	90.5	5,425,609	91.5

Common Stock	51,908	0.9	52,067	0.9	52,067	0.9
Additional Paid-in Capital	69,877	1.1	70,002	1.2	70,002	1.2
Retained Earnings:
Legal Reserve	2,220	0.0	2,220	0.0	2,220	0.0
Retained Earnings	421,684	7.0	458,490	8.1	429,163	7.2

Subtotal	423,904	7.0	460,710	8.1	431,383	7.2

Accumulated Other Comprehensive Loss:
Net unrealized gains on investment in securities	4,824	0.1	15,674	0.3	1,917	0.0
Minimum pension liability adjustments	(5,826)	(0.1)	(3,910)	(0.1)	(4,182)	(0.1)
Foreign currency translation adjustments	(27,918)	(0.5)	(40,033)	(0.7)	(29,919)	(0.5)
Net unrealized losses on derivative instruments	(8,880)	(0.1)	(5,169)	(0.1)	(7,563)	(0.1)

Subtotal	(37,800)	(0.6)	(33,438)	(0.6)	(39,747)	(0.7)

Treasury Stock, at cost	(8,163)	(0.1)	(8,263)	(0.1)	(8,247)	(0.1)

Shareholders’ Equity	499,726	8.3	541,078	9.5	505,458	8.5

Total	6,050,290	100.0%	5,684,598	100.0%	5,931,067	100.0%

(2) Condensed Consolidated Statements of Income (Unaudited)

	The six months		The six months		The fiscal year
	ended September 30,		ended September 30,		ended March 31,
	2002		2003		2003

	Millions of		Millions of		Millions of
	yen	Percentage	yen	Percentage	yen	Percentage

Revenues:
Direct Financing Leases	63,479		56,865		122,928
Operating Leases	61,079		72,241		127,608
Interest on Loans and Investment Securities	64,041		59,577		131,590
Brokerage Commissions and Net Gains on Investment Securities	7,927		7,569		10,857
Life Insurance Premiums and Related Investment Income	71,832		65,153		138,511
Residential Condominium Sales	29,742		42,535		71,165
Interest Income on Deposits	312		263		526
Other Operating Revenues	36,316		41,668		80,460

Total Revenues	334,728	100.0%	345,871	100.0%	683,645	100.0%

Expenses:
Interest Expense	36,704		31,865		71,990
Depreciation — Operating Leases	38,853		41,569		80,565
Life Insurance Costs	64,424		58,243		125,684
Costs of Residential Condominium Sales	25,712		37,673		60,769
Other Operating Expenses	18,149		21,746		41,359
Selling, General and Administrative Expenses	69,829		77,470		144,271
Provision for Doubtful Receivables and Probable Loan Losses	24,967		23,843		54,706
Write-downs of Long-lived Assets	14,665		4,202		50,682
Write-downs of Securities	5,742		2,057		14,325
Foreign Currency Transaction Loss, Net	1,048		474		1,211

Total Expenses	300,093	89.7	299,142	86.5	645,562	94.4

Operating Income	34,635	10.3	46,729	13.5	38,083	5.6

Equity in Net Income of Affiliates	3,359	1.0	11,923	3.4	6,203	0.9
Gain (Loss) on Sales of Affiliates	2	0.0	(396)	(0.1)	2,002	0.3

Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	37,996	11.3	58,256	16.8	46,288	6.8

Provision for Income Taxes	17,170	5.1	27,080	7.8	21,196	3.1

Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	20,826	6.2	31,176	9.0	25,092	3.7

	The six months		The six months		The fiscal year
	ended September 30,		ended September 30,		ended March 31,
	2002		2003		2003

	Millions of		Millions of		Millions of
	yen	Percentage	yen	Percentage	yen	Percentage

Extraordinary Gain, Net of Applicable Tax Effect	—	—	243	0.1	3,214	0.4
Cumulative Effect of a Change in Accounting Principle, Net of Applicable Tax Effect	1,937	0.6	—	—	1,937	0.3

Net Income	22,763	6.8%	31,419	9.1%	30,243	4.4%

Per Share Data (Unaudited)

	Yen

	The six months	The six months	The fiscal year
	ended	ended	ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Earnings Per Share–Basic:
Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	248.97	372.51	299.88
Extraordinary Gain	—	2.91	38.41
Cumulative Effect of a Change in Accounting Principle	23.15	—	23.15
Net income	272.12	375.42	361.44
Earnings Per share–Diluted:
Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	234.58	350.91	283.04
Extraordinary Gain	—	2.74	36.14
Cumulative Effect of a Change in Accounting Principle	21.76	—	21.77
Net income	256.34	353.65	340.95

(3)	Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Millions of yen

	The six months	The six months	The fiscal year
	ended	ended	ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Common Stock:
Beginning balance	51,854	52,067	51,854
Issuance during the period	54	—	213

Ending balance	51,908	52,067	52,067

Additional Paid-in Capital:
Beginning balance	69,823	70,002	69,823
Issuance during the period and other increase, net	54	—	179

Ending balance	69,877	70,002	70,002

Legal Reserve:
Beginning balance	2,220	2,220	2,220

Ending balance	2,220	2,220	2,220

Retained Earnings:
Beginning balance	400,175	429,163	400,175
Cash dividends	(1,254)	(2,092)	(1,255)
Net income	22,763	31,419	30,243

Ending balance	421,684	458,490	429,163

Accumulated Other Comprehensive Loss:
Beginning balance	(13,440)	(39,747)	(13,440)
Net increase (decrease) in net unrealized gains on investment in securities	(9,932)	13,757	(12,839)
Net decrease in minimum pension liability adjustments	1,008	272	2,652
Net decrease in foreign currency translation adjustments	(13,118)	(10,114)	(15,119)
Net (increase) decrease in net unrealized losses on derivative instruments	(2,318)	2,394	(1,001)

Ending balance	(37,800)	(33,438)	(39,747)

Treasury Stock:
Beginning balance	(8,124)	(8,247)	(8,124)
Increase, net	(39)	(16)	(123)

Ending balance	(8,163)	(8,263)	(8,247)

Total Shareholders’ Equity:
Beginning balance	502,508	505,458	502,508
Increase (decrease), net	(2,782)	35,620	2,950

Ending balance	499,726	541,078	505,458

Summary of Comprehensive Income (Loss):
Net income	22,763	31,419	30,243
Other comprehensive income (loss)	(24,360)	6,309	(26,307)

Comprehensive income (loss)	(1,597)	37,728	3,936

(4)	Condensed Consolidated Statement of Cash Flows

For the Six Months Ended September 30, 2002 and 2003, and the Fiscal Year Ended March 31, 2003

	Millions of yen

	The six months	The six months	The fiscal year
	ended	ended	ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Cash Flows from Operating Activities:
Net income	22,763	31,419	30,243
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,229	58,595	118,097
Provision for doubtful receivables and probable loan losses	24,967	23,843	54,706
(Decrease) increase in policy liabilities	(849)	(962)	5,889
Gains from securitization transactions	(3,665)	(276)	(9,649)
Equity in net income of and gain on sales of affiliates	(3,361)	(11,527)	(8,205)
Gains on sales of available-for-sale securities	(4,204)	(2,275)	(7,588)
Write-downs of long-lived assets	14,665	4,202	50,682
Write-downs of securities	5,742	2,057	14,325
(Increase) decrease in restricted cash	(1,034)	(9,349)	1,195
Increase in other operating assets, including advance payments	(13,648)	(3,981)	(21,894)
Increase in prepaid expenses	(3,853)	(2,773)	(2,975)
Decrease in accrued expenses	(195)	(2,360)	(2,370)
(Decrease) increase in deposits from lessees	1,148	(6,597)	4,303
Other, net	(12,423)	(8,203)	(16,609)

Net cash provided by operating activities	83,282	71,813	210,150

Cash Flows from Investing Activities:
Purchases of lease equipment, including advance payments	(465,874)	(423,989)	(923,483)
Principal payments received under direct financing leases	389,630	348,787	742,183
Net proceeds from securitization of lease and loan receivables	92,803	15,212	239,050
Installment loans made to customers	(622,872)	(529,363)	(1,214,672)
Principal collected on installment loans	532,142	540,238	1,071,841
Proceeds from sales of operating lease assets	32,474	81,724	62,323
Investment in and dividends received from affiliates, net	(902)	2,297	(23,208)

Purchases of available-for-sale securities	(67,406)	(59,988)	(193,580)
Proceeds from sales of available-for-sale securities	144,800	110,309	264,021
Maturities of available-for-sale securities	54,256	41,990	95,187
Purchases of other securities	(20,941)	(10,313)	(23,674)
Proceeds from sales of other securities	17,759	1,118	21,413
Purchases of other operating assets	(1,067)	(5,357)	(2,847)
Proceeds from sales of other operating assets	14,830	7,822	63,596
Acquisitions of subsidiaries, net of cash acquired	(10,607)	(7,339)	(13,669)
Sales of subsidiaries, net of cash disposed	37,018	–	36,469
Other, net	(7,016)	4,260	(18,000)

Net cash provided by investing activities	119,027	117,408	182,950

(Continued)

For the Six Months Ended September 30, 2002 and 2003, and the Year Ended March 31, 2003

(Continued)

	Millions of yen

	The six months	The six months	The fiscal year
	ended	ended	ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Cash Flows from Financing Activities:
Repayment of short-term debt, net	(41,950)	(5,957)	(122,365)
Repayment of commercial paper, net	(282,590)	(132,250)	(485,288)
Proceeds from long-term debt	370,233	395,601	811,334
Repayment of long-term debt	(425,885)	(499,994)	(776,959)
Net increase in deposits due to customers	41,203	19,649	37,224
Issuance of common stock	108	–	392
Dividends paid	(1,254)	(2,092)	(1,255)
Net decrease in call money	(5,000)	–	(5,000)
Other, net	(39)	(16)	(123)

Net cash used in financing activities	(345,174)	(225,059)	(542,040)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,008)	(492)	(1,131)

Net Decrease in Cash and Cash Equivalents	(143,873)	(36,330)	(150,071)
Cash and Cash Equivalents at Beginning of Period	354,748	204,677	354,748

Cash and Cash Equivalents at End of Period	210,875	168,347	204,677

     The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes To Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

     In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (l)).

     Since the Company listed on the New York Stock Exchange in September 1998, the Company has prepared the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

     Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a)	Direct financing leases

     Under U.S. GAAP, a lessor accounts for a lease that transfers substantially all of the benefits and risks of ownership to the lessee as a sale or a financing, the Company and its subsidiaries account for ORIX’s lease transaction as a financing (“direct financing leases”). Certain direct financing lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment.

     Under Japanese GAAP, financing leases are accounted for as an ordinary sale in principle, while financing leases where the ownership of the property is not deemed to be transferred to a lessee can be accounted for in the same manner as operating leases if necessary information is disclosed in the notes to the consolidated financial statements.

     Regarding the securitization of direct financing lease receivables, under U.S. GAAP, the Company and its subsidiaries account for the securitization as a sale if it meets the conditions required in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”). Under Japanese GAAP, in the case of accounting for financing leases in the same manner as operating leases, the securitization is accounted as a financing transaction secured by the future lease payments.

(b)	Origination cost on installment loans

     Under U.S. GAAP, certain loan origination costs are being deferred and amortized over the loan term using the interest method.

     On the other hand, under Japanese GAAP, those origination costs are recognized as expenses at the inception.

(c)	Operating leases

     Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. And operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

     On the other hand, Japanese GAAP allows that operating lease assets are depreciated using either constant percentage method or straight-line method.

(d)	Impairment of long-lived assets

     Under U.S. GAAP, long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

     It is expected that a similar accounting principle will be adopted in Japan.

(e)	Accounting for life insurance operations

     Based on FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”), certain costs associated with writing insurances (“deferred policy acquisition costs”) are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

     In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, these are calculated by the methodology which relevant authorities accept in Japan.

(f)	Derivative Financial Instruments and Hedging

     Generally, under both U.S. GAAP and Japanese GAAP, derivative instruments are carried at fair value with changes included in the current period income or loss unless certain hedge accounting criteria are met. The accounting treatment for hedging differs between U.S. GAAP and Japanese GAAP (see Note 2 (i)).

     Under U.S. GAAP, hedging relationships must be designated individually, and accounting treatment differs between fair value hedge and cash flow hedge.

     On the other hand, Japanese GAAP allows the changes in fair value of hedging instruments to be deferred until the hedging relationship ceases, if derivative instruments are used for hedging purposes either as fair value hedge or cash flow hedge and meet certain hedging criteria.

     In addition, for the leasing industry, if hedging relationships designated before March 2001 are effective in total, these transactions can be accounted for as hedging under deferral hedging accounting treatment on condition that the relationships meet certain hedging criteria.

     In connection with the accounting treatment of conversion options, under U.S. GAAP, conversion options are bifurcated from the convertible bonds and are recorded as stand-alone derivative contracts. On the other hand, under Japanese GAAP, convertible bonds are required to be accounted for ordinary bonds.

(g)	Accounting for business combinations, goodwill and other intangible assets

     Under U.S. GAAP, all business combinations initiated after June 30, 2001 are accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed.

     Goodwill and intangible assets that have indefinite useful lives are not amortized and tested at least annually for impairment.

     Under Japanese GAAP, goodwill is amortized over appropriate period within twenty years.

(h)	Accounting for Pension Plans

     Under U.S. GAAP, the Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”) and recorded pension costs based on the amounts determined using actuarial methods. Minimum pension liabilities are recorded when the accumulated benefit obligation exceeded the fair value of plan assets and accrued pension costs.

     Under U.S. GAAP, unrealized net actuarial loss is amortized using a corridor test. But under Japanese GAAP, the unrealized net actuarial loss is amortized over a certain term within the average remaining service period of employees expected to receive related benefits.

     Under U.S. GAAP, the Company and certain subsidiaries will account for the transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund plan (“EPF”) in accordance with EITF Issue No. 03-2 (“EITF 03-2”) (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”). Consequently, the Company and its subsidiaries did not record the profits, which the Company and certain subsidiaries recognized on financial statements under Japanese GAAP, in the consolidated financial statements for the six months ended September 30, 2003.

(i)	Accounting for debt discounts and premiums

     U.S. GAAP requires that a bond, offset by debt discount and premiums, is recorded as a liability in the statements of financial position. U.S. GAAP also requires that the amortization of debt discounts and premiums is computed using the interest method over the redemption term of the bond.

     In general, a bond is recorded at face value under Japanese GAAP. Also, debt discounts and premiums are recorded separately as deferred assets or liabilities and amortized using the straight-line method from the effective date to the redemption date.

(j)	Segment Information

     In accordance with FASB Statement No. 131 (“Disclosure about Segment of an Enterprise and Related information”), segment financial information based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

     Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(k)	Classification in Consolidated Statement of Cash Flows

     Classification in the statement of cash flows under U.S. GAAP is based on FASB Statement No. 95 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans are included in “Cash Flows from Investing Activities” in U.S. GAAP while they are classified as “Cash Flows from Operating Activities” in Japanese GAAP.

     In addition, net proceeds from securitization of lease receivables are accounted for as a sale, and loan receivables are classified as “Cash Flows from Investing Activities” in U.S. GAAP, while net proceeds from securitization of lease receivables and its repayments are included in “Cash Flows from Financing Activities”, and net proceeds from securitization of loan receivables are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2.	Significant Accounting and Reporting Policies

(a)	Principles of consolidation

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments affiliates in, which the Company has ownership of 20%-50% or significant influence, are accounted for by using the equity method. A lag period of up to three months may be used when considered necessary and appropriate for recognizing the results of affiliates. In addition, certain variable interest entities created after January 31, 2003 within the scope pursuant to FASB Interpretation No. 46 (“Consolidation of Variable Interest Entities”) are included in the consolidated financial statements.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)	Use of estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of investment in securities (see (g)), the determination of impairment of long-lived assets (see (r)) and goodwill (see (p)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see(e)).

(c)	Foreign currencies translation

     The Company and its subsidiaries maintain their accounting records in their functional currency.

     Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

     The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive loss in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d)	Recognition of revenues

     Direct financing leases—Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct costs is computed using the interest method.

     Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

     Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

     Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest is past due 90 days or more, or earlier, if management believes their collectibility is doubtful.

     The company and its subsidiaries used 180 days for suspending recognition of income in the prior fiscal years. This change from 180 to 90 days did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of operating lease assets classified as transportation equipment is 10 years, as measuring equipment and personal computers is 5 years, as real estate and other is 32 years. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues. Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

     Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

     Residential condominiums—Revenues from the sales of residential condominiums are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e)	Insurance premiums and expenses

     Premium income from life insurance policies are recognized as earned premiums when due.

     Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Amortization charged to income for the six months ended September 30, 2002 and 2003 and for the fiscal year ended March 31, 2003 amounted to (Y) 5,894 million, (Y) 5,126 million and (Y) 11,740 million, respectively.

(f)	Allowance for doubtful receivables on direct financing leases and probable loan losses

     The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

     Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loans. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals.

     Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(g)	Investment in securities

     Trading securities are reported at fair value with unrealized gains and losses included in income.

     Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

     Held-to-maturity securities are recorded at amortized cost.

     Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In determining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of a security is based on economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the security will recover within the next six months. For financial periods prior to the quarter ended March 31, 2003, the period used for considering whether impairment was other than temporary was twelve months.

     However, with respect to equity securities, if the Company and its subsidiaries have a significant long-term business relationship with the company, management considers the probability of the market value recovering within the following six months. As part of this review, the company’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional six months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income. For the financial periods prior to the quarter ended March 31, 2003, the additional consideration period was 12 months.

(h)	Securitized assets

     The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered.

     When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

     Retained interests include subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of a retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

     Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(i)	Derivative financial instruments

     On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of FASB Statement No. 133”). All derivatives are recognized on the balance sheet at their fair values. On the date the Company or a subsidiary enters into a derivative contract, the Company or its subsidiary designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash flow hedge (“foreign currency” hedge), a hedge of a net investment in foreign operation or a non-hedging transaction. For all hedging relationships, at inception the Company and its subsidiaries formally document the risk-management objective and strategy for undertaking the hedge transaction. The Company and its subsidiaries also document the hedged risk, the hedge type and the hedging instrument for each hedging activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective for a hedge, hedge accounting is discontinued.

     Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

     The Company and its subsidiaries discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

     When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company and its subsidiaries continue to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

     The Company and its subsidiaries also hold derivative instruments for trading purposes, customer accommodation or not qualified as hedging instruments. The Company and its subsidiaries record these derivative instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings.

     The Company and its subsidiaries occasionally purchase or originate financial instruments that contain an embedded derivative instrument. Upon acquisition of such financial instrument, the Company and its subsidiaries assess whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument (“host contract”), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in earnings.

(j)	Stock-Based Compensation

     Stock-based compensation expense is accounted in accordance with APB Opinion No. 25(“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). FASB Statement No. 123 provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach and recognized no compensation expense for the six months ended September 30, 2002 and 2003 and the fiscal year ended March 31, 2003.

     Had compensation cost for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003 would have been as follows:

	Millions of yen

	The six months	The six months	The fiscal year
	ended	ended	ended
	September 30, 2002	September 30, 2003	March 31, 2003

As reported:
Net Income	22,763	31,419	30,243
Less: Total stock-based compensation expenses determined by fair value based method	(686)	(926)	(1,726)
Pro forma:
Net Income	22,077	30,493	28,517

	Yen

	The six months	The six months	The fiscal year
	ended September 30,	ended September 30,	ended March 31,
	2002	2003	2003

Net Income
As reported:
Basic EPS	272.12	375.42	361.44
Diluted EPS	256.34	353.65	340.95
Pro forma:
Basic EPS	263.92	364.35	340.81
Diluted EPS	248.63	343.23	321.55

(k)	Income taxes

     The Company, in general, determines its income tax provisions for interim periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date pre-tax income amount. The estimated effective tax rate is determined by dividing the estimated income tax expenses for the full fiscal year by the estimated pre-tax income for the full fiscal year.

     At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

     The effective income tax rates are 45.2%, 46.5% and 45.8% for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on overseas subsidiaries and a life insurance subsidiary in Japan.

(l)	Stock splits

     Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

     Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

     In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued.

     Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2002 and 2003, and March 31, 2003 would have respectively increased by approximately (Y) 24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(m)	Cash and cash equivalents

     Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(n)	Restricted cash

     Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(o)	Office facilities

     Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is (Y) 22,695 million, (Y) 23,308 million and (Y) 23,234 million as of September 30, 2002 and 2003, and March 31, 2003, respectively. Estimated useful lives range up to 50 years for buildings and fixtures and up to 20 years for machinery and equipment.

(p)	Other assets

     Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill), deferred policy acquisition costs which are amortized over the contract periods, other intangible assets and leasehold deposits.

     The amount of goodwill is (Y)15,846 million, (Y)17,865 million and (Y)18,510 million as of September 30, 2002 and 2003, and March 31, 2003, respectively.

     The Company and its subsidiaries ceased amortization of goodwill pursuant to the provisions of FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) (see (v)).

(q)	Trade notes, accounts payable and other liabilities

     Trade notes, accounts payable and other liabilities include derivative payables and minority interests.

(r)	Impairment of long-lived assets

     Effective April 1, 2002, the Company and its subsidiaries adopted FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), FASB Statement No. 144

superseded FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to Be Disposed Of”). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, recent transactions involving sales of similar assets, appraisals prepared internally by the Company’s own staff of appraisers, independent third party appraisals and other valuation techniques are utilized.

(s)	Pension plans

     The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods.

     In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the employer pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In August 2003, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. The Company and certain subsidiaries will recognize the relevant gain or loss in accordance with EITF Issue No. 03-2 (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”), when the past benefit obligation is transferred to the government. The effect of the transfer on the consolidated financial statements of the Company and its subsidiaries has not yet been determined.

(t)	Earnings per share

     Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     Earnings per share is adjusted for any stock splits and stock dividends retroactively.

(u)	Issuance of stock by a subsidiary or an affiliate

     When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company’s ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognize gain or loss in the year in which the change in ownership interest occurs.

     During the six months ended September 30, 2003, ORIX JREIT Inc. (“ORIX JREIT”), an affiliate of the Company and a subsidiary, newly issued 52,000 units of ORIX JREIT to the public at an issue price of (Y) 463,873 per unit, receiving aggregate proceeds of (Y) 24,121 million. As a result of the issuance of new units, the ownership interest of the Company and its subsidiary in ORIX JREIT decreased from 20.8% to 14.6%. Because the issuance price per unit issued by ORIX JREIT was less than the average carrying amount per unit of the Company and a subsidiary, the Company and a subsidiary were required to adjust the carrying amounts of its investments in ORIX JREIT aggregately by (Y) 396 million and recognized losses in earnings.

(v)	New accounting pronouncements

     In June 2001, FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) were issued. FASB Statement No. 141 revises the financial accounting and reporting for business combinations and FASB Statement No. 142 revises the financial accounting and reporting for goodwill and other intangible assets. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated or business combinations accounted for by the purchase method completed after June 30, 2001. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries recorded a transition gain of (Y) 1,937 million, net of tax of (Y) 353 million, as a cumulative effect of a change in accounting principle, due to the write-off of unamortized deferred credits that existed as of March 31, 2002. The deferred credits relate to an excess of the fair value over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

     FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of FASB Statement No. 142 were adopted in their entirety by the Company and its subsidiaries as of April 1, 2002. Impairment losses that arose, if any, due to the initial application of FASB Statement No. 142 are required to be reported as a change in accounting principle. The Company and its subsidiaries tested the transitional goodwill impairment and did not record any transition impairment. The Company and its subsidiaries ceased amortizing goodwill, including equity method goodwill, as of April 1, 2002.

     In June 2001, the FASB issued Statement No. 143 (“Accounting for Asset Retirement Obligations”), which addresses financial accounting and reporting for recognition of a liability for an asset retirement obligation and the associated asset retirement cost. Companies will be required to recognize a liability equal to the fair value of the asset retirement obligation as of the date the retirement obligation is incurred. FASB Statement No. 143 was adopted by the Company and its subsidiaries as of April 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In August 2001, the FASB issued Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While FASB Statement No. 144 supersedes FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”), it retained many of the fundamental provisions of that Statement. FASB Statement No. 144 also superseded the accounting and reporting provisions of APB Opinion No. 30 (“Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”), for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This Statement was effective for fiscal years beginning after December 15, 2001. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In April 2002, the FASB issued Statement No. 145 (“Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”), which rescinds certain authoritative pronouncements and amends, and/or clarifies the applicability of others. This Statement is effective for fiscal years beginning after May 15, 2002, but the provisions related to the amendment of FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this Statement were fully applied to the Company as of April 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In June 2002, FASB Statement No. 146 (“Accounting for Costs Associated with Exit or Disposal Activities”) was issued. FASB Statement No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provided for the recognition of such costs at the date of management’s commitment to an exit plan. In addition, FASB Statement No. 146 requires that the liability be measured at fair value. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In October 2002, FASB Statement No. 147 (“Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”) was issued. FASB Statement No. 72 (“Accounting for Certain Acquisitions of Banking or Thrift Institutions”) and FASB Interpretation No. 9 (“Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method”), provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both FASB Statement No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with FASB Statement No. 141 and FASB Statement No. 142. The provisions of the new standard are effective for transactions entered into October 1, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In November 2002, FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”) was issued. FASB Interpretation No. 45 requires guarantors to recognize liabilities for the fair value of the obligation for guarantees within the scope of the interpretation. The recognition and measurement provision of this interpretation is effective for guarantees that are issued or amended after December 31, 2002, and the disclosure provision is effective for the current year ended March 31, 2003. There was no significant effect from adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position. The Company and its subsidiaries adopted the disclosure provision of FASB Interpretation No. 45 effective March 31, 2003.

     In December 2002, FASB Statement No. 148 (“Accounting for Stock-Based Compensation— Transition and Disclosure”) was issued. This Statement amends FASB Statement No. 123 (“Accounting for Stock-Based Compensation”), to provide alternative methods for transition for a voluntary change from APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to measure compensation by APB Opinion No. 25, so there was no effect from adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position. The Company adopted the disclosure requirements of FASB Statement No. 148 effective March 31, 2003.

     In January 2003, the FASB issued Interpretation No. 46 (“Consolidation of Variable Interest Entities”). FASB Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, representing those entities whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or whose equity investors cannot make significant decisions about the entity’s operations or do not absorb the entity’s expected losses or residual returns. The interpretation requires that the primary beneficiary (defined as the person or entity that is expected to absorb a majority of the entity’s expected losses or receive a majority of the entity’s expected residual returns or both) to consolidate the VIE. Qualifying SPEs in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125”) are not affected by the interpretation. FASB Interpretation No. 46 is immediately effective for VIEs that are created after January 31, 2003, and is effective for VIEs acquired before February 1, 2003 in the first interim period ending after December 15, 2003. See Note 10 for further information concerning the Company’s VIEs and the likely effects of the adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position.

     In April 2003, FASB Statement No. 149 (“Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities”) was issued. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in the consolidated balance sheets. Most of the guidance in FASB Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

(w) Reclassifications

     Certain amounts in the consolidated financial statements for the six months ended September 30, 2002 and the fiscal year ended March 31, 2003 have been reclassified to conform to the presentation for the six months ended September 30, 2003.

3.	Acquisitions

     On July 31, 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. from Nippon Steel Corporation. The aggregate purchase price was (Y) 5,016 million. The Company acquired Nittetsu Lease in line with its plans to expand its leasing operations in Japan. The results of Nittetsu Lease’s operations have been included in the consolidated financial statements since the date of acquisition. The acquisition was accounted for under the purchase method.

     During the fiscal year ended March 31, 2003, the Company and its subsidiaries acquired 10 other entities for a total cost of (Y) 25,530 million, which was paid in cash. Goodwill recognized in these transactions amounted to (Y) 3,127 million, which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company’s plans to expand real estate operations and guarantee business in Japan.

4.	Cash Flow Information

     Cash payments for interest and income taxes for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003 are as follows:

	Millions of yen

	The six months	The six months	The fiscal year
	ended	ended	ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Interest	38,396	31,537	74,885
Income taxes	14,043	34,135	25,641

5.	Investment in Direct Financing Leases

     Investment in direct financing leases at September 30, 2002 and 2003, and March 31, 2003 consists of the following:

	Millions of yen

	September 30,	September 30,	March 31,
	2002	2003	2003

Minimum lease payments receivable	1,725,899	1,590,209	1,620,648
Estimated residual value	93,367	89,166	93,002
Initial direct costs	23,260	22,858	23,286

Unearned lease income	(172,903)	(160,061)	(164,628)

	1,669,623	1,542,172	1,572,308

     At September 30, 2002 and 2003, and March 31, 2003, the amounts of minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) due within one year and more than one year are as follows:

	Millions of yen

	September 30,	September 30,	March 31,
	2002	2003	2003

Within 1 year	699,040	622,697	625,309
More than 1 year	1,026,859	967,512	995,339

Total	1,725,899	1,590,209	1,620,648

     Gains and losses from the final disposition of direct financing lease assets are not significant for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003.

6.	Investment in Operating Leases

     Investment in operating leases at September 30, 2002 and 2003, and March 31, 2003 consists of the following:

	Millions of yen

	September 30,	September 30,	March 31,
	2002	2003	2003

Transportation equipment	274,123	273,790	280,672
Measuring equipment and personal computers	145,002	149,311	147,333
Real estate and other	246,314	277,455	315,859

	665,439	700,556	743,864
Accumulated depreciation	(220,855)	(228,885)	(230,558)

Net	444,584	471,671	513,306
Rental receivables	15,519	15,942	15,738

	460,103	487,613	529,044

     For the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003, gains from the disposition of operating lease assets are (Y) 3,981 million, (Y) 9,642 million and (Y) 7,803 million, respectively, and are included in operating lease revenues in the consolidated statements of income.

     The operating lease contracts include non-cancelable lease terms. The minimum future rentals on non-cancelable operating leases at September 30, 2002 and 2003, and March 31, 2003 are as follows:

	Millions of yen

	September 30,	September 30,	March 31,
	2002	2003	2003

Within 1 year	44,584	55,127	63,561
More than 1 year	75,799	100,549	131,443

Total	120,383	155,676	195,004

7.	Installment Loans

     The composition of installment loans by domicile and type of borrower at September 30, 2002 and 2003, and March 31, 2003 are as follows:

	Millions of yen

	September 30,	September 30,	March 31,
	2002	2003	2003

Borrowers in Japan:
Consumers—
Housing loans	551,861	488,446	531,904
Card loans	264,529	262,617	271,636
Other	38,800	47,129	32,668

	855,190	798,192	836,208

Commercial—
Real estate related companies	298,958	263,659	276,332
Commercial and industrial companies	757,218	841,614	821,992

	1,056,176	1,105,273	1,098,324

Overseas commercial, industrial and other borrowers	393,907	302,341	333,313
Loan origination costs, net	20,916	18,680	20,194

	2,326,189	2,224,486	2,288,039

     Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of (Y)55,526 million, (Y)54,730 million and (Y)115,610 million for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003, respectively.

8.	Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

     Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003 are as follows:

	Millions of yen

			The fiscal year
	The six months	The six months	ended
	ended September 30,	ended September 30,	March 31,
	2002	2003	2003

Beginning balance	152,887	133,146	152,887
Provisions charged to income	24,967	23,843	54,706
Charge-offs	(43,447)	(26,788)	(78,744)
Recoveries	1,033	1,186	2,180
Other*	1,521	(1,372)	2,117

Ending balance	136,961	130,015	133,146

*Other includes foreign currency translation adjustments and the effect of acquisitions.

     The balance of the allowance broken down into direct financing leases and installment loans at September 30, 2002 and 2003, and March 31, 2003 is as follows:

	Millions of yen

	September 30,	September 30,	March 31,
	2002	2003	2003

Balance of allowance related to:
Direct financing leases	46,719	42,933	42,588
Installment loans	90,242	87,082	90,558

Total	136,961	130,015	133,146

     Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

     The recorded investments in loans considered impaired are (Y)95,689 million, (Y)91,646 million and (Y)97,278 million as of September 30, 2002 and 2003, and March 31, 2003, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of (Y)58,987 million, (Y)59,554 million and (Y)63,975 million as of September 30, 2002 and 2003, and March 31, 2003, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of (Y)36,353 million, (Y)32,790 million and (Y)36,073 million as of September 30, 2002 and 2003, and March 31, 2003, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

9.	Investment in Securities

     Investment in securities at September 30, 2002 and 2003, and March 31, 2003 consists of the following:

	Millions of yen

	September 30,	September 30,	March 31,
	2002	2003	2003

Trading securities	13,820	14,256	12,154
Available-for-sale securities	561,822	445,053	537,888
Held-to-maturity securities	12,815	7,116	10,638
Other securities	129,043	123,493	116,755

	717,500	589,918	677,435

     Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

     The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at September 30, 2002 and 2003, and March 31, 2003 are as follows:

September 30, 2002

	Millions of yen

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value

Available-for-sale:
Japanese and foreign government bond securities	25,254	225	(78)	25,401
Japanese prefectural and foreign municipal bond securities	12,396	226	(881)	11,741
Corporate debt securities	366,903	3,711	(8,271)	362,343
Mortgage-backed and other asset-backed securities	114,903	4,833	(3,159)	116,577
Funds in trust	4,731	—	(593)	4,138
Equity securities	26,894	17,651	(2,923)	41,622

	551,081	26,646	(15,905)	561,822

Held-to-maturity:
Japanese and foreign government bond securities	207	1	—	208
Asset-backed securities	12,587	—	—	12,587
Corporate debt securities	21	—	—	21

	12,815	1	—	12,816

September 30, 2003

	Millions of yen

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value

Available-for-sale:
Japanese and foreign government bond securities	21,159	94	(119)	21,134
Japanese prefectural and foreign municipal bond securities	18,621	43	(43)	18,621
Corporate debt securities	230,468	1,724	(3,811)	228,381
Mortgage-backed and other asset-backed securities	129,027	5,390	(3,206)	131,211
Equity securities	21,655	25,808	(1,757)	45,706

	420,930	33,059	(8,936)	445,053

Held-to-maturity:
Asset-backed securities	7,116	329	(14)	7,431

	7,116	329	(14)	7,431

March 31, 2003

	Millions of yen

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value

Available-for-sale:
Japanese and foreign government bond securities	41,466	173	(100)	41,539
Japanese prefectural and foreign municipal bond securities	13,826	91	(51)	13,866
Corporate debt securities	309,551	2,281	(4,633)	307,199
Mortgage-backed and other asset-backed securities	133,812	5,344	(3,355)	135,801
Fund in trust	4,606	—	(942)	3,664
Equity securities	25,476	12,956	(2,613)	35,819

	528,737	20,845	(11,694)	537,888

Held-to-maturity:
Asset-backed securities	10,638	397	(5)	11,030

	10,638	397	(5)	11,030

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment in securities of (Y) 8,515 million, (Y) 4,847 million and (Y) 15,980 million for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003, respectively.

10.	Business Transactions with Special Purpose Entities

     The Company and its subsidiaries use special purpose companies, partnerships and trusts (herein after referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46, (“Consolidation of Variable Interest Entities”) would be used to determine when SPEs are to be included in the Company’s consolidated financial statements. FASB Interpretation No. 46 is immediately effective for SPEs that are created after January 31, 2003, and is effective for SPEs created before February 1, 2003 in the first interim period ending after December 15, 2003. FASB Interpretation No. 46 addresses consolidation by business enterprises of SPEs within the scope of the interpretation. Generally, these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity if they occur or (3) the right to receive the expected residual returns of the entity if they occur. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

     Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

     The Company and its subsidiaries may use SPEs when we structure financing for customers that is based on liquidation of specific customer assets. The SPE is typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of an SPE structure is requested by such customer. Such SPEs typically acquire the assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, the SPE repays the loan and pays a dividend to equity investors if sufficient funds exist.

     The Company and its subsidiaries occasionally invest in such SPEs and also make loans to these SPEs. The Company and its subsidiaries are evaluating each of these SPEs created before February 1, 2003 pursuant to FASB Interpretation No. 46, and have not yet completed the analysis. Management believes that it is reasonably possible that the Company and its subsidiaries will either consolidate or disclose information about some of these SPEs upon adoption of FASB Interpretation No. 46.

     As of September 30, 2003, investment in such SPEs is (Y) 17,810 million and installment loans made to such SPEs are (Y) 16,673 million. The Company and its subsidiaries’ risk exposure is limited to the amount of these investments and loans. SPEs created after January 31, 2003 were evaluated for consolidation. No SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

     Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPEs acquire real estate and/or develop real estate projects. The Company and its subsidiaries provide non-recourse loans and/or invest in the SPE. The Company and its subsidiaries are evaluating each of these SPEs created before February 1, 2003 pursuant to FASB Interpretation No. 46, and have not yet completed the analysis. Management believes that it is reasonably possible that the Company and its subsidiaries will either consolidate or disclose information about some of these SPEs upon adoption of FASB Interpretation No. 46.

     As of September 30, 2003, investment in such SPEs is (Y) 2,550 million and installment loans made to such SPEs are (Y) 12,460 million. The Company and its subsidiaries’ risk exposure is limited to the amount of these investments and loans. SPEs created after January 31, 2003 were evaluated for consolidation. No SPEs were subject to consolidation.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

     The Company and its subsidiaries acquire real estate and established SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

     As of September 30, 2003, total assets of such SPEs are (Y) 34,448 million and are mainly included in investment in operating leases and other operating assets. As of September 30, 2003, investment in such SPEs is (Y) 15,895 million and installment loans made to such SPEs are (Y) 1,062 million.

     Certain SPEs borrow non-recourse loans from financial institutions. As of September 30, 2003, (Y) 8,195 million of SPEs’ assets are pledged as collateral for the non-recourse loans. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

11.	Selling, General and Administrative Expenses

     Selling, general and administrative expenses for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003 are as follows:

	Millions of yen

	The six months	The six months
	ended	ended	The fiscal year
	September 30,	September 30,	ended March 31,
	2002	2003	2003

Personnel expenses	32,125	38,293	66,155
Selling expenses	10,881	12,823	24,131
Administrative expenses	25,244	24,984	50,913
Depreciation	1,579	1,370	3,072

Total	69,829	77,470	144,271

12.	Write-downs of Long-Lived Assets

     As of September 30, 2003, the Company and certain subsidiaries have assessed for impairment losses in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). As a result of these assessments, the Company and certain subsidiaries recognized impairment losses for parts of long-lived assets. For the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amount and estimated fair values in the amount of (Y)14,665 million, (Y)4,202 million and (Y)50,682 million, respectively. The losses were included all in the real estate segment in the segment information. The details of significant write-downs are as follows.

     Golf courses - Up to the fiscal year ended March 31, 2003, certain subsidiaries have recognized impairment losses for four golf courses properties. One of the golf courses, which have not previously recognized an impairment loss, recorded the number of the players which was significantly fewer than that of the operation plan. The subsidiary looked into the operations of the competitors and found that the number of the players would not increase to meet the operation plan unless the golf course reduces its play fees. The subsidiary prepared the future cash flow schedule based on the revised forecast with actual number of the players. The total future cash flows were less than the current carrying amount. As a result, an impairment loss of (Y)2,223 million was recorded for this golf course for the six months ended September 30, 2003. For the six months ended September 30, 2002 , and the fiscal year ended March 31, 2003, certain subsidiaries recognized impairment losses for the golf courses in the amount of (Y)14,665 million, and (Y)25,270 million, respectively.

     Corporate Dormitories - The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to major corporations in Japan. During the six months ended September 30, 2003, three dormitories were vacant and it was determined that no company would occupy them without a reduction in rent. Three dormitories recognized impairment losses of (Y)671 million and were written down to their estimated fair value for the six months ended September 30, 2003. For the fiscal year ended March 31, 2003, a subsidiary recognized impairment losses in the amount of (Y)3,137 million.

     Others - The Company and its subsidiaries have a business activity that consists of operating office buildings, hotel properties, residential condominium portfolios and other type of real estate portfolios including developed and undeveloped land. Some residential condominium portfolios and other type of real estate portfolios, which have not previously recognized impairment losses, had an increase in vacancy. These properties have been written down to their estimated fair values as the result of assessments using expected cash flows for each property. For the six months ended September 30, 2003, and the fiscal year ended March 31, 2003, the Company and its subsidiaries recognized impairment losses in the amount of (Y)1,308 million and (Y)22,275 million, respectively. The impairment losses for the six months ended September 30, 2003 was (Y)635 million for condominiums and (Y)673 million for other real estate, respectively.

13.	Per Share Data

     A reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003 is as follows:

	Millions of yen

	The six months	The six months	The fiscal year
	ended	ended	ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Income before extraordinary gain and cumulative effect of a change in accounting principle	20,826	31,176	25,092
Effect of dilutive securities—
Convertible notes	43	43	85

Income before extraordinary gain and cumulative effect of a change in accounting principle for diluted EPS computation	20,869	31,219	25,177

	Thousands of shares

	The six months	The six months	The fiscal year
	ended	ended	ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Weighted- average shares	83,653	83,692	83,672
Effect of dilutive securities—
Warrants	24	—	—
Convertible notes	5,273	5,273	5,273
Treasury stock	17	—	5

Weighted-average shares for diluted EPS computation	88,967	88,965	88,950

	Yen

	The six months	The six months	The fiscal year
	ended	ended	ended
	September 30,	September 30,	March 31,
	2002	2003	2003

Earnings per share before extraordinary gain and cumulative effect of a change in accounting principle:
Basic	248.97	372.51	299.88
Diluted	234.58	350.91	283.04

     The computation of diluted net income per share for the six months ended September 30, 2002 and 2003, and the fiscal year ended March 31, 2003 uses the weighted-average number of shares used for the computation of diluted net income per share before extraordinary gain and cumulative effect of a change in accounting principle, and reflects the effects of assumed conversion of convertible notes in diluted net income.

     Shareholders’ equity per share at September 30, 2002 and 2003 and March 31, 2003 is as follows.

	Yen

	September 30,	September 30,	March 31,
	2002	2003	2003

Shareholders’ equity per share	5,973.44	6,465.22	6,039.43

14.	Derivative Financial Instruments and Hedging

     The Company and its subsidiaries adopt FASB Statement No. 133.

(a) Risk management policy

     The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

     The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

     By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

     The Company and its subsidiaries designate interest rate swap agreements as cash flow hedges for variability of cash flows originating from floating rate borrowings.

(c) Fair value hedges

     The Company and its subsidiaries use financial derivative instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. One subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities using sales of futures and forward contracts on U.S. treasury securities. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(d) Hedges of net investment in foreign operations

     The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries.

(e) Trading and other derivatives

     Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and collars for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At September 30, 2002 and 2003, and March 31, 2003, the total face amounts were (Y)110,733 million, (Y)54,819 million and (Y)82,000 million, respectively, and the fair value of conversion option were (Y)695 million, (Y) 504 million and (Y)187 million, respectively.

     The following table provides notional amount, carrying amount and estimated fair value information about derivative financial instruments as of September 30, 2002 and 2003, and March 31, 2003. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

As of September 30, 2002

	Millions of yen

	Notional	Carrying	Estimated
	amount	amount	fair value

Interest rate risk management:
Interest rate swap agreements	513,781	(16,272)	(16,272)
Options, caps, floors and collars held	28,187	(41)	(41)
Futures	116,801	(949)	(949)
Foreign exchange risk management:
Foreign exchange forward contracts	59,391	(346)	(346)
Foreign currency swap agreements	361,930	(5,050)	(5,050)
Trading activities:
Futures	78,561	283	283
Interest rate swap agreements	2,000	7	7
Options, caps, floors and collars held	10,543	3	3
Options, caps, floors and collars written	3,600	(2)	(2)

As of September 30, 2003

	Millions of yen

	Notional	Carrying	Estimated
	amount	amount	fair value

Interest rate risk management:
Interest rate swap agreements	447,516	(10,239)	(10,239)
Options, caps, floors and collars held	40,725	91	91
Forward contracts	85,952	(1,144)	(1,144)
Foreign exchange risk management:
Foreign exchange forward contracts	95,265	1,425	1,425
Foreign currency swap agreements	255,798	13,576	13,576
Trading activities:
Futures	147,562	440	440
Options, caps, floors and collars held	3,852	9	9
Options, caps, floors and collars written	3,878	(8)	(8)
Foreign exchange forward contracts	1,476	24	24

As of March 31, 2003

	Millions of yen

	Notional	Carrying	Estimated
	amount	amount	fair value

Interest rate risk management:
Interest rate swap agreements	459,208	(14,431)	(14,431)
Options, caps, floors and collars held	30,462	(18)	(18)
Forward contracts	75,726	(1,084)	(1,084)
Foreign exchange risk management:
Foreign exchange forward contracts	88,436	(256)	(256)
Foreign currency swap agreements	303,051	(2,659)	(2,659)
Trading activities:
Futures	95,121	73	73
Interest rate swap agreements	2,000	1	1
Options, caps, floors and collars held	6,278	153	153
Options, caps, floors and collars written	5,361	(43)	(43)
Foreign exchange forward contracts	1,876	2	2

15.	Commitments, Guarantees, and Contingent Liabilities

     Commitments and contingencies—The Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of (Y)19,230 million, (Y)14,441 million and (Y)11,256 million as of September 30, 2002 and 2003, and March 31, 2003, respectively.

     The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen

	September 30,	September 30,
	2002	2003	March 31, 2003

Within 1 year	1,168	1,127	1,091
More than 1 year	3,958	3,798	3,703

Total	5,126	4,925	4,794

     The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling (Y)3,506 million, (Y)3,605 million and (Y)7,293 million for the six months ended September 30, 2002 and 2003, and for the fiscal year ended March 31, 2003, respectively.

     The Company and its subsidiaries have non-cancelable consignment contracts of operation and maintenance of computer systems, and made payments totaling (Y)1,674 million and (Y)1,795 million for the six months ended September 30, 2003, and for the fiscal year ended March 31, 2003, respectively. At September 30, 2003 and March 31, 2003, the amounts are as follows:

	Millions of yen

	September 30, 2003	March 31, 2003

Within 1 year	3,372	3,349
More than 1 year	9,593	11,290

Total	12,965	14,639

     The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate and ship development projects and other commitments, amounting in total to (Y)18,423 million, (Y)97,790 million and (Y)16,145 million as of September 30, 2002 and 2003, and March 31, 2003, respectively.

     The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. The total unused credit available amount is (Y)128,758 million, (Y)276,164 million and (Y)317,057 million as of September 31, 2002 and 2003, and March 31, 2003, respectively.

     Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. The following table represents the summary of guarantees recorded as guarantee liabilities as of September 30, 2003 and March 31, 2003 and potential future payments of the guarantee contracts outstanding:

As of September 30, 2003

	Millions of yen

	Potential future	Book value of guarantee
Guarantees	payment	liabilities

Housing loans	46,822	10,869
Consumer loans	23,021	2,720
Corporate loans	23,492	794
Other	7,038	3

Total	100,373	14,386

As of March 31, 2003

	Millions of yen

	Potential future	Book value of guarantee
Guarantees	payment	liabilities

Housing loans	49,010	11,802
Consumer loans	21,983	2,349
Corporate loans	22,142	22
Other	8,325	120

Total	101,460	14,293

     Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institution to third party individuals and employees of the Company and certain subsidiaries. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

     Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese banks. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than two months.

     Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

     Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

     Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

     Collateral—The short-term and long-term debt payable to financial institutions are secured by the following assets as of September 30, 2002 and 2003, and March 31, 2003:

	Millions of yen

	September 30,	September 30,
	2002	2003	March 31, 2003

Minimum lease payments, loans and future rentals	102,865	63,602	85,349
Investment in securities (*)	114,957	97,162	139,925
Other operating assets and office facilities, net	7,970	3,678	11,756

Total	225,792	164,442	237,030

*	Including investment in securities with repurchase agreements of (Y)114,373 million, (Y)96,604 million and (Y)139,399 million for September 30, 2002 and 2003, and March 31, 2003, respectively.

     As of September 30, 2002 and 2003, and March 31, 2003, securities and other assets of (Y)32,692 million, (Y)8,041 million and (Y)26,816 million, respectively, were pledged for collateral security deposits.

     As of September 30, 2003, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of (Y)13,532 million for collateral security deposits.

     In addition, the payables of (Y)29,925 million, (Y)107,319 million and (Y)105,281 million as of September 30, 2002 and 2003, and March 31, 2003, respectively, under lease receivable and loan securitization programs that are not accounted for as sales are included in long-term debt. The minimum lease payments receivable or loan receivable of (Y)29,257 million, (Y)130,162 million and (Y)141,664 million are included in investment in direct financing leases and installment loans, and cash collateral of (Y)2,593 million, (Y)2,217 million and (Y)3,242 million are included in other assets in the consolidated balance sheets as of September 30, 2002 and 2003, and March 31, 2003, respectively.

     Under agreements with customers on brokerage business, the Company and its subsidiaries received customers’ securities with an approximate value of (Y)17,429 million, (Y)29,357 million and (Y)12,319 million as of September 30, 2002 and 2003, and March 31, 2003, respectively, that may be sold or repledged by the Company and its subsidiaries. As of September 30, 2002 and 2003, and March 31, 2003, (Y)11,815 million, (Y)21,179 million and (Y)8,363 million at market value of the securities are repledged as collateral for the short-term debt, respectively.

     Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

16. Segment Information

     The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the corporate finance segment, the equipment operating leases segment and the real estate-related finance in the operations in Japan segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

     Corporate finance operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Equipment operating lease operations comprised operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office building, golf courses, hotels and a training facility. Life insurance operations include direct and agency life insurance sales and related activities. The three overseas operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under operations in Japan, other. They primarily include securities brokerage, venture capital operations and card loans.

     Financial information of the segments for the six months ended September 30, 2002 and 2003, and for the fiscal year ended March 31, 2003 is as follows:

     For the six months ended September 30, 2002

	Millions of yen

	Operations in Japan						Overseas operations

		Equipment	Real estate
	Corporate	operating	-related		Life		The	Asia and
	finance	leases	finance	Real estate	insurance	Other	Americas	Oceania	Europe	Total

Revenues	64,544	32,967	25,703	45,314	71,832	27,159	27,275	27,579	5,833	328,206
Segment profit (loss)	24,500	2,979	9,910	(8,807)	2,976	6,926	(1,027)	4,314	(610)	41,161
Segment assets	1,981,237	142,964	908,115	289,919	570,983	372,273	713,300	431,966	86,024	5,496,781

     For the six months ended September 30, 2003

	Millions of yen

	Operations in Japan						Overseas operations

		Equipment	Real estate
	Corporate	operating	-related		Life		The	Asia and
	finance	leases	finance	Real estate	insurance	Other	Americas	Oceania	Europe	Total

Revenues	64,262	34,697	23,948	67,160	64,563	32,629	23,229	26,671	5,327	342,486
Segment profit (loss)	21,919	3,456	9,119	6,329	2,507	2,828	3,912	13,939	(1,899)	62,110
Segment assets	1,845,251	140,987	879,964	275,967	570,013	406,076	541,036	434,584	64,524	5,158,402

     For the fiscal year ended March 31, 2003

	Millions of yen

	Operations in Japan						Overseas operations

		Equipment	Real estate
	Corporate	operating	-related		Life		The	Asia and
	finance	leases	finance	Real estate	insurance	Other	Americas	Oceania	Europe	Total

Revenues	125,560	67,655	51,589	104,454	138,511	61,238	57,909	55,425	13,311	675,652
Segment profit (loss)	44,158	4,402	19,572	(39,441)	4,791	8,452	1,332	9,765	(736)	52,295
Segment assets	1,893,422	144,397	931,513	303,838	579,805	387,978	618,148	437,874	75,207	5,372,182

     The accounting policies of the segments are almost the same as those described in Note 2 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income of affiliates and minority interest income, which are recognized net of tax, are adjusted to profit or loss before income taxes. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-offs of unamortized deferred credits, are excluded from the segment profit or loss.

     Assets attributed to each segment are consolidated operating assets (investment in direct finance leases, installment loans, investment in operating leases, investment in securities and other operating assets), advances and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

     For the six months ended September 30, 2002

Millions of yen

Revenues:
Total revenues for segments	328,206
Revenue related to corporate assets	6,522

Total consolidated revenues	334,728

Segment profit:
Total profit for segments	41,161
Unallocated interest expenses, general and administrative expenses	(2,673)
Adjustment of income tax expenses to equity in net income and minority income	(450)

Unallocated write-downs of securities	(837)
Unallocated other gain or loss	795

Total consolidated income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	37,996
Segment assets:
Total assets for segments	5,496,781
Advances	(175,917)
Investment in affiliates (not including loans)	(88,506)
Corporate assets	70,368

Total consolidated operating assets	5,302,726

     For the six months ended September 30, 2003

Millions of yen

Revenues:
Total revenues for segments	342,486
Revenue related to corporate assets	3,385

Total consolidated revenues	345,871

Segment profit:
Total profit for segments	62,110
Unallocated interest expenses, general and administrative expenses	(3,934)
Adjustment of income tax expenses to equity in net income and minority income	244
Unallocated write-downs of securities	(1,773)
Unallocated other gain or loss	1,609

Total consolidated income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	58,256

Segment assets:
Total assets for segments	5,158,402
Advances	(122,907)
Investment in affiliates (not including loans)	(147,584)
Corporate assets	49,175

Total consolidated operating assets	4,937,086

     For the fiscal year ended March 31, 2003

Millions of yen

Revenues:
Total revenues for segments	675,652
Revenue related to corporate assets	7,993

Total consolidated revenues	683,645

Segment profit:
Total profit for segments	52,295

Unallocated interest expenses, general and administrative expenses	(5,403)
Adjustment of income tax expenses to equity in net income and minority income	(986)
Unallocated write-downs of securities	(3,408)
Unallocated other gain or loss	3,790

Total consolidated income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	46,288

Segment assets:
Total assets for segments	5,372,182
Advances	(119,645)
Investment in affiliates (not including loans)	(131,388)
Corporate assets	47,158

Total consolidated operating assets	5,168,307

     FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for the six months ended September 30, 2002 and 2003, and for the fiscal year ended March 31, 2003.

     FASB Statement No. 131 requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the overseas subsidiaries and affiliates.

     For the six months ended September 30, 2002 and 2003 and for the fiscal year ended March 31, 2003 revenues from overseas customers are as follows.

     For the six months ended September 30, 2002

	Millions of yen

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues from overseas customers	27,918	28,276	6,421	62,615
Total consolidated revenues				334,728

Ratio of revenues from overseas customers to total consolidated revenues	8.3%	8.4%	1.9%	18.7%

     For the six months ended September 30, 2003

	Millions of yen

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues from overseas customers	23,620	27,809	6,035	57,464
Total consolidated revenues				345,871

Ratio of revenues from overseas customers to total consolidated revenues	6.8%	8.0%	1.8%	16.6%

     For the fiscal year ended March 31, 2003

	Millions of yen

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues from overseas customers	58,592	57,467	14,748	130,807
Total consolidated revenues				683,645

Ratio of revenues from overseas customers to total consolidated revenues	8.5%	8.4%	2.2%	19.1%